

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Frank Horkey
Chief Executive Officer
T-REX Acquisition Corp.
7301 NW 4th Street, Suite 102
Plantation, Florida 33317

      Re: T-REX Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 26, 2022
           File No. 333-266766

Dear Mr. Horkey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your amended disclosure in response to comment 1, including your statement that "[t]he Shares <u>may be</u> offered and sold by the selling stockholders at a fixed price of $1.50 per share...". Please revise your disclosure to affirmatively state that securities <u>will be</u> sold at the fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also revise the Offering section on page 9 and the prospectus throughout accordingly.

Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: James S. Burrell, II